Challenges & Opportunities

(Photo appears here)

Valley Resources, Inc.-Annual Report 1997 focus innovation people options

     The only constant in today's public utility environment is change. The companies that plan for the challenges brought about by that change and the opportunities that those challenges present will thrive in the new environment. Valley Resources, Inc. has structured itself to meet the challenges by capitalizing on new opportunities in the ever-changing energy services marketplace. This report will discuss the corporate focus to anticipate change, the innovation used to address the marketplace, how its people provide the energy to fuel its programs and the options it has to evaluate as we move towards the 21st century.

Cover Photo:  Valley Propane and Vamco
worked cooperatively to answer the need for an economically viable alternative to expensive electric heating at The Bay View Condominiums in
Jamestown, Rhode Island.
Valley Propane provided a competitively priced propane contract and Vamco designed and installed a high efficiency energy system.

Corporate Overview

     Valley Resources, Inc. (Valley or the Corporation) is a public utility holding company. The Corporation has five active wholly-owned subsidiaries:
Valley Gas Company (Valley Gas or the Company) and Bristol & Warren Gas Company (Bristol & Warren) (collectively the "Utilities"), both regulated natural gas distribution companies; Valley Appliance and Merchandising Company (VAMCO), a merchandising, appliance rental, sales and service company; Valley Propane, Inc., a wholesale and retail propane sales company and Morris Merchants, Inc. (Morris), d/b/a the Walter F. Morris Company, a representative distributor of franchised lines. The Corporation also has an 80 percent interest in Alternate Energy Corporation (AEC) which sells, installs and designs natural gas refueling facilities, natural gas conversion systems and energy use control devices.


                                                           Financial Highlights
For the year ended August 31 (in thousands)           1997     1996      1995
--------------------------------------------------------------------------------
Operating revenues...............................   $87,484  $80,360    $74,870
Operation expenses, maintenance and depreciation.    75,302   67,975     64,392
                                                    -------  -------    -------
Operating income before taxes....................    12,182   12,385     10,478
Taxes - other than Federal income................     4,243    4,091      4,002
Taxes - Federal income...........................     1,335    1,444        732
Other income - net of taxes......................       423      460        115
Interest charges.................................     3,368    3,312      3,304
                                                    -------  -------    -------
Net income.......................................   $ 3,659  $ 3,998    $ 2,555
                                                    -------  -------    -------

Earnings per average common share outstanding....   $  0.86   $  0.94   $  0.61
Dividends declared per common share..............   $ 0.735   $ 0.725   $  0.71
Net utility plant (thousands)....................   $50,447   $49,442   $47,411
Capital expenditures (thousands).................   $ 4,293   $ 5,009   $ 5,916
Average number of common shares outstanding...... 4,267,038 4,258,877 4,222,662
Number of stockholders...........................     2,774     2,824     2,887

Message to Stockholders


     Nineteen ninety-seven was a year of accomplishment and growth for Valley Resources. Our nonutility revenues and earnings reached record levels. Earnings from our nonutility subsidiaries exceeded $1.0 million, an increase of more than 32 percent over the prior year. While utility revenues and earnings were adversely affected by warmer than normal weather during the prime heating season, continued growth in the number of customers served and the strong local economy point toward improved future results. The communities served by our regulated utilities continue to experience significant economic development in both the residential and commercial sectors. Our nonutility businesses achieved outstanding results in the year just completed and are poised to continue to make major contributions to the success of the Corporation.

     This year's report reviews the challenges facing Valley, and the opportunities these challenges present, organized around the themes of focus, innovation, people and options. The Corporate focus at Valley continues to be on the long-term success of the organization and its many stakeholders. As the energy business evolves and deals with issues such as customer choice, unbundled services and products, and increased competition, Valley is well prepared to succeed in this dynamic new marketplace. Our diversified portfolio of energy products, services and equipment provides us with a unique opportunity to maximize shareholder value and achieve consistent growth.

     During 1997, Valley accelerated its efforts to develop and market innovative products and services. Our VAMCO subsidiary intensified its efforts in the commercial and institutional segments while maintaining a very competitive position in the more traditional residential appliance sales, rental and service business. VAMCO also introduced water filtration systems, under the trade name of Val Pure, as a new and exciting product line during the latter part of 1997. Initial sales of this product have been encouraging. Our propane subsidiary achieved record earnings in 1997 by engaging in innovative marketing and operating strategies. Morris Merchants which celebrated its 75th anniversary this year, a significant milestone for any business entity, also had a very successful 1997. In its first full year as a member of the Valley family, Alternate Energy Corporation (AEC)

(Photo appears here)
Photo Tag:  Valley Resources Common Stock is traded on the American Stock
            Exchange. In August of 1997, the Corporation sold an additional 620,000 shares through Edward D. Jones and First Albany Corporation.

continued to build on its strengths in the area of compressed natural gas refueling facilities and vehicle conversions. Major projects were completed in Rocky Hill, and Berlin, Connecticut and Manchester, New Hampshire. In addition, AEC developed and has a patent pending for a fuel control system which provides facility and equipment operators with an automated method to control fuel use and improve efficiency.

     Valley has long recognized that the strength of the organization lies with the dedicated people whose individual commitment makes it possible to provide the level of service necessary to compete successfully in the energy products and services business. Whether it be a service technician who goes the extra mile to ensure that a customer's heating system is operating properly on a cold winter night or someone in our customer relations area who takes the time to explain clearly to a customer the sometimes complex reasons for changes in their monthly bill, Valley's employees have always responded with a dedication and commitment second to none. This year our company embarked on an extensive employee training and development program designed to enhance employee involvement in improving their competitiveness through an increased customer service focus. Initial funding for this project was provided through a grant from the State of Rhode Island.

     Valley Gas and Utility Workers Union of America Local 472 also achieved a milestone this year as they successfully negotiated a new labor agreement more than three months before the expiration of the former agreement. A new early agreement was also reached with bargaining unit employees at Bristol & Warren Gas, represented by Service Employees International Union Local 134.

     In considering corporate focus, innovation and people, we are well aware that our customers, particularly in the utility subsidiaries, are facing options which were not conceivable several years ago. During 1997 our utility companies negotiated a firm transportation tariff, approved by the Rhode Island Public Utilities Commission, which for the first time allows our largest customers to purchase gas directly from third-party suppliers and marketers. The Utilities will continue to deliver this gas through its distribution system and bill customers for this service. The future will no doubt offer more options to customers for the goods and services provided by Valley. We believe that these options will result in increased gas utilization and promote growth for our utility business.

     Your Corporation successfully completed a major recapitalization during 1997. In August we issued 620,000 shares of common stock and sold $7.0 million in debentures. The proceeds of this transaction were used to reduce short-term debt and to position the Corporation to take advantage of investment and growth opportunities as they become available.

     In March 1997, the Board of Directors increased the Corporation's dividend, marking the 19th consecutive year of dividend increases. The indicated annual dividend rate is now 74 cents per share.

     As we look back on 1997, we see a year of progress and opportunity. I believe that Valley is well positioned to capitalize on the changing marketplace for energy products and services. On behalf of the Board of Directors, I would like to welcome the many new investors from our recent public offering. Please be assured that the management and Board will work diligently to produce results which will enhance the value of your investment. To our long-term shareholders, we thank you for your continued support and confidence. To our employees, your ongoing commitment and dedication is recognized and appreciated. Finally, to our many customers, we appreciate your business and will do whatever is necessary to earn your ongoing support in the years ahead.

                                      Sincerely,


                                      S/Alfred P. Degen
                                      Alfred P. Degen
                                      President & Chief Executive Officer

(Photo appears here)
Photo Tag:  Alfred P. Degen, President & Chief Executive Officer

Summary of Annual Earnings and Dividends

     Consolidated net income is derived from the operations of the Corporation's six active subsidiaries: Valley Gas Company, Bristol & Warren Gas Company, Valley Appliance and Merchandising Company, Valley Propane, Inc., Morris Merchants, Inc. and Alternate Energy Corporation. Consolidated net income for fiscal 1997 was $3,659,300 or $0.86 per average common share outstanding, as compared to $3,998,400 or $0.94 per share in fiscal 1996.

     Valley Gas and Bristol & Warren, the utility subsidiaries, contributed $2,607,500 to consolidated net income, down from $3,206,400 in fiscal 1996. Utility operations experienced earnings declines as a result of the weather and its impact on gas sales. Weather during the winter period, as measured on a degree day basis, was 10.4 percent warmer than in the previous year and 5.4 percent warmer than normal. This resulted in a decline in annual gas sales of
3.2 percent from the prior year. Utility earnings were also affected by a decline in the off-system sales market. In the prior year the Utilities were able to make off-system sales as a result of the demand for natural gas caused by the extremely cold weather in certain parts of the country. This market did not materialize in fiscal 1997.

     The contribution of the nonutility operating companies to consolidated earnings was $1,051,800 compared to $792,000 for fiscal 1996. Retail, wholesale and propane operations all contributed to the increased earnings of the nonutility subsidiaries. Retail operations have continued to be positively impacted by sales in the commercial market and conversions in the residential heating market from electric to natural gas and propane. Improved sales and margins for the wholesale operation also contributed to increased earnings. The addition of new product lines enhanced the company's profitability. Valley Propane, through new inventory management techniques, was able to improve earnings despite decreased volumes sold. The installation of natural gas refueling stations generated increased revenues for AEC; however, start-up expenses resulted in losses in fiscal 1997.

     In March 1997 the Board of Directors increased the dividend 1.4 percent to an indicated annual rate of $0.74 per share. This is the nineteenth consecutive year the dividend has been increased. The Board's continuing policy is to pay a reasonable percentage of sustainable corporate earnings in the form of dividends.


Dividends and Market Data
                       Cash           Market Price
1997                  Dividend       High       Low
First Quarter.....    $.1825        $13.00     $11.75
Second Quarter....     .1825         12.00      11.00
Third Quarter.....     .1850         12.50      10.75
Fourth Quarter....     .1850         11.94      10.50

1996
-----------------------------------------------------
First Quarter.....    $.18          $11.50     $10.25
-----------------------------------------------------
Second Quarter....     .18           11.38      10.50
-----------------------------------------------------
Third Quarter.....     .1825         11.88      10.88
-----------------------------------------------------
Fourth Quarter....     .1825         12.63      11.88
-----------------------------------------------------

(Charts appear here)

net income
         Utility    Nonutility
1993    2,879,500     847,700
1994    2,914,300     911,700
1995    1,665,400     889,500
1996    3,206,400     792,000
1997    2,607,500   1,051,800

dividends paid
1993    $0.66
1994    $0.69
1995    $0.71
1996    $0.73
1997    $0.74

market price
                     High      Low      Close
1996  1st Quarter   11.50     10.25     10.63
1996  2nd Quarter   11.38     10.50     10.88
1996  3rd Quarter   11.88     10.88     11.88
1996  4th Quarter   12.63     11.88     11.88
1997  1st Quarter   13.00     11.75     11.88
1997  2nd Quarter   12.00     11.00     11.00
1997  3rd Quarter   12.50     10.75     11.81
1997  4th Quarter   11.94     10.50     11.00

a clear view of efficiency and progress

(Photo appears here)
Photo Tag:  A view of the Naval War College and the Newport Bridge, Newport,
            Rhode Island from The Bay View Condominiums.

     Valley Resources has remained focused on our core business philosophy of anticipating change in order to meet our customers' needs for innovative approaches to delivering energy and energy-related services. The basis of this philosophy is our strategic plan which has five key objectives:

     - Improving corporate profitability and maximizing shareholder value,
     - Creating a challenging corporate environment that will result in superior customer service,
     - Expanding marketing opportunities in the traditional marketplace,
     - Improving the market share of the subsidiaries, and
     - Preparing for marketing opportunities and the inherent risk in the new deregulated environment.

     The utility subsidiaries, Valley Gas and Bristol & Warren, maintained a twofold objective in fiscal 1997. Traditional utility service responsibilities, integrated with the demands of deregulation, continued to pose the challenges of increasing natural gas volumes, maintaining gas supply flexibility and providing competitive pricing. Conversions to natural gas from electric and oil provided a valuable source of opportunities to increase volumes in an economic environment that is benefiting from commercial growth and improved regional employment. Identifying new marketing segments resulted in new loads in the residential market, most notably at North Farm Condominiums in Bristol and several multi-home subdivisions in Valley Gas' service area.

     The utility subsidiaries maintained constant vigilance in the management of supply contracts, a demanding task as deregulation allows customers to choose their natural gas supplier. These contracts provide for least cost pricing while at the same time preserving supply security. Deregulation of natural gas has increased the complexity of supply contracting as well as the need for flexible and creative methods of fuel cost management.

     The nonregulated subsidiaries also adjusted their focus according to the particular challenges each faced. Morris Merchants, Inc., located in Canton, Massachusetts, a representative distributor of franchised plumbing and heating lines from manufacturers across the United States, increased its sales volumes with new marketing techniques for existing products and through additional, established product lines. The successful internal analysis undertaken by Morris in fiscal 1997 led to a restructure of its vendor contracts to better manage inventory which resulted in increases in margins earned.

     Valley Propane improved profitability by structuring its winter supply strategy to mitigate weather-related price fluctuations. The result -- increased earnings, despite the reduction in sales caused by the warmer than normal winter.

     VAMCO, the Corporation's merchandising subsidiary, effectively broadened its scope in fiscal 1997. An expansion of products and services was accompanied by a change in market approach. VAMCO 's traditional role was one of supporting utility operations by supplying equipment and services that encouraged natural gas growth in the Utilities' service area. In fiscal 1997, VAMCO's primary marketing objective was to continue a more aggressive and comprehensive approach in the commercial sector by providing packaged solutions which include design, installation and financing services. This new approach facilitated the identification and achievement of energy goals for small and mid-sized businesses and expanded into projects that generated multiple sales opportunities.

     In fiscal 1997 AEC identified those markets where its technological expertise added value. AEC focused its efforts on the construction of natural gas fueling stations, while still responding to continuing demand for its patented technology for the conversion of specialty vehicles.

focus
(3 Photos appear here)
Photo tag:  Robert White, Valley Propane Sales and Operation Manager,
            a competitive sailor, keeps a watchful eye on the competition and harnesses the wind in a regatta between Jamestown and Newport.

The focus required to compete effectively in order to meet our customers' changing needs is driven by our strategic plan. Dynamic products and services, delivered with a relentless passion for staying the course outlined by this plan, allow us to be responsive to these changing customer needs.

inspiration plus opportunity

(Photo appears here)
Photo tag:  Chief Anthony Silva of Cumberland's
            Police Department thanks AEC for the
            innovative package of outside financing
            and utility funding which allowed his
            fleet to be powered by natural gas.

     Innovation is bringing about change by providing a complete new product or service in the marketplace or by providing an existing product or service in a more unique way. During 1997, the subsidiaries of Valley Resources were able to do both.

     Collaboration between VAMCO and Morris Merchants allowed VAMCO to bring a new product line to market while Morris established a new outlet for a long-time supplier. In the summer of 1997, VAMCO introduced a new product; ValPure Water Filtration Systems. This attractive package of home water filtration products and services arose from a collaborative use of VAMCO's marketing and service expertise and the technical know-how of its affiliate and product vendor, Morris Merchants. Profits that will be earned are not only from the sales of the products but, as important, from the continuous revenue stream afforded by customers who sign up for the convenient option of automatic replacement of the water filter cartridges. At the same time Morris Merchants benefited as the distributor for the manufacturer of the filtration products and from the expanding sales opportunities for these products.

     Discussions with various industrial customers about their energy needs and the cost savings afforded them by taking advantage of service offerings brought about by deregulation provided an opportunity for AEC to bring a new product to market. The result - a second patented technology. The new device permits automated regulation of gas flow by volume and/or time of day. This technology will enable commercial and industrial multiple-fuel users to achieve savings through better fuel management.

     As a result of meetings and discussions with large commercial and industrial customers the Utilities recognized the desire of several of these customers to purchase their own supplies. The Utilities decided that a complete redesign of their rate structure would be necessary to be able to render firm transportation service while maintaining a competitively priced residential service. In June 1997, the Rhode Island Public Utilities Commission approved a settlement agreement forged by the joint efforts of the Utilities, customers, the Division of Public Utilities and Carriers and the office of the Rhode Island Attorney General. The Utilities now offer a firm transportation service as well as significantly lower firm service rates to large-volume customers. These rates were designed to improve the competitive position of natural gas and increase gas volumes.

(Photo appears here)
innovation

(3 Photos appear here)
Photo tag:  Tom Aubee, President of Alternate Energy Corporation, uses innovative approaches to inspire the members of the soccer team he coaches in North Kingstown, Rhode Island.

The collaboration of Valley's subsidiaries to anticipate the needs of customers resulted in new innovative products and new unique approaches to traditional markets. As our investment in innovation continues, it also brings new opportunities for growth in earnings.

Valley's greatest resource

(Photo appears here)
Photo tag:  Through funding by the State of Rhode Island,
            all employees are participating in workforce development activities including leadership development, work process evaluation and instruction in competitiveness and problem solving.

     The Corporation realizes that it is through the employees of Valley Resources that opportunity in challenge is recognized. The programs and products outlined in this report illustrate that the employees of Valley Resources are motivated to seize opportunities to successfully implement Valley's strategic plan. To that end, fiscal 1997 was the beginning of an internal analysis involving all employees. This ongoing initiative has resulted in an eagerness on the part of employees to view themselves, their business and markets from a fresh perspective. One concrete result of this process is a continuous improvement effort undertaken by multi-disciplined teams of employees. These teams are researching issues with the goal of making recommendations to enhance customer satisfaction and operational efficiency.

     While this continuous improvement process involves the review of cross-functional processes, each department of the organization is evaluating exactly what it is doing and why. This self-analysis has resulted in changes in procedures and systems to improve customer service and efficiency. Additionally, training is being offered in both problem-solving techniques for all employees and leadership skills for management employees. Both of these training programs are designed to equip employees with the skills needed to maintain our competitive edge.

(Photo appears here)
Photo tag:  In a cross-training exercise resulting from the desire to understand work process and job responsibilities, Jim Chadwick, Steve McManus, Mike Paquin and Bob Hallberg, representatives of the construction and sales departments, share information.

People
(Photo appears here)
Photo tag:  Members of a "work process" team, Sue Driscoll, Judy Tomlinson,
            Alan Ladieu and Noelle Morin, provide a fresh perspective to the customer bill design.

(Photo appears here)
Photo tag:  Customer Service employee Noelle Morin and husband Brian meet the challenges of the twists and turns on the Blackstone River.

(Photo appears here)
Photo tag:  Valley Resources work process training creates interaction among employees.

Valley Resources realizes that it must provide a challenging corporate environment that fosters individuals to view themselves, our businesses and our markets from a fresh perspective. These initiatives become the basis on which teams are developed to enchance customer satisfaction and operational efficiency, the cornerstone of superior customer service.

Choices and opportunities

(Photo appears here)
Photo tag:  VAMCO Residential Sales Supervisor, Tim Draper, explains the features of ValPure Water Filtration System to a prospective customer.

     Change is ongoing, and success depends on the Corporation's maintaining flexibility in both its outlook and in its commitments. The subsidiaries are poised for rapid and competitively-priced responses to emerging market trends while improving service performance in traditional markets. With the new transportation service the Utilities have taken the first step toward unbundling of services in this era of deregulation. Investigation of innovative cost-management programs is an ongoing process in a competitive utility environment. The Utilities are developing a flexible integrated resource plan and reviewing approaches to rendering earnings less sensitive to the vagaries of weather.

     The greatest potential for growth is in unregulated markets. In addition to its newly expanded offerings of its patented systems, AEC also plans to take advantage of the market opportunities provided by the commercialization of fuel-cell technology and will educate the markets about the value of emerging natural gas technologies. Additionally, markets are being expanded beyond the traditional Northeast sales region.

     For VAMCO, expansion beyond the geographic area serviced by the Utilities will provide growth in new markets for its known products. Morris Merchants' growth potential can be pursued along three routes: increasing sales in existing products lines, developing opportunities in new lines and expanding geographically.

     The  Corporation   will  continue  its   diversification   efforts  through
acquisitions and alliances to strengthen its competitive position in the changing world of energy products and services. The Corporation recently took an important step to make sure that its options for the future remain open. In August 1997, 620,000 shares of common stock and $7 million of 30-year debentures were sold. This recapitalization provides a solid financial foundation for flexibility, choice and growth.

(Photo appears here)
Photo tag:  Commercial and Industrial Marketing Consultant, C. Mark Cataudella,
            meets with Father Louis Natalizia. Father Natalizia turned to the energy management expertise of Vamco to ensure a comfortable environment for the parishioners and students of his parish.

options

(Photo appears here)

Corporate profitability depends on our ability to evaluate the options presented in prepareing for new markets while mitigating the risk inherent in the new deregulated environment. This is achieved by maintaining flexibility in both our outlook and our commitments.

(Photo appears here)
Photo tag:  Mike Marks and Steve Healey review
            supply contracts which will enable
            the Utilities to maintain gas supply
            flexibility.

(Photo appears here)
Photo tag:  Corrosion Control Technician,
            Joe Goudreau, an expert rock climber,
            reinforces the need to evaluate
            one's options carefully as he feels
            for the "right" grip ascending a
            natural peak in Lincoln Woods State
            Park

(Charts appear here)

Weather Variance from Normal
          Actual    Normal   %Change
1993      6,341      6,405    -1.0%
1994      6,459      6,339     1.9%
1995      5,820      6,339    -8.2%
1996      6,369      6,339     0.5%
1997      6,191      6,339    -2.3%


Natural Gas Volumes
          MMcf Sales   MMcf Transported
1993        8,420           4,031
1994        8,890           3,624
1995        8,667           4,419
1996        9,302           3,273
1997        9,104           5,043

            Book Value/Market Price
                  Year End
1993        5.92            15.375
1994        6.18            12.375
1995        6.10            10.750
1996        6.33            11.875
1997        7.00            11.000

 Yield on Year End
   Market Price
1993        4.3%
1994        5.6%
1995        6.6%
1996        6.1%
1997        6.7%


                                                           Financial Information


Consolidated Statements of Earnings .....................................    18
Consolidated Statements of Cash Flows ...................................    19
Consolidated Balance Sheets ............................................. 20-21
Consolidated Statements of Changes in Common Stock Equity ...............    22
Consolidated Statements of Capitalization ...............................    22
Notes to Consolidated Financial Statements .............................. 23-31
Report of Independent Certified Public Accountants ......................    31
Management's Discussion and Analysis .................................... 32-36
Summary of Consolidated Operations ......................................    37
Gas Operating Statistics ................................................    38
Directors ...............................................................    39
Officers ................................................................    40
Corporate Information ...................................................    40


Consolidated Statements of Earnings
For the year ended August 31                       1997          1996           1995
---------------------------------------------------------------------------------------
Operating revenues:
   Utility gas revenues .....................   $66,230,787   $60,773,519   $56,012,913
   Nonutility revenues ......................    21,253,190    19,586,615    18,857,277
                                                -----------   -----------   -----------
       Total ................................    87,483,977    80,360,134    74,870,190
                                                -----------   -----------   -----------
Operating expenses:
   Cost of gas sold .........................    37,843,842    31,951,154    30,229,359
   Cost of sales - nonutility ...............    14,790,835    13,688,935    13,189,797
   Operations ...............................    17,890,281    17,706,904    16,752,501
   Maintenance ..............................     1,633,671     1,671,971     1,535,206
   Depreciation (Note A) ....................     3,143,719     2,956,727     2,684,755
   Taxes  - other than Federal income .......     4,242,841     4,090,751     4,002,076
          - Federal income (Notes A and F) ..     1,334,677     1,443,547       731,947
                                                -----------   -----------   -----------
       Total ................................    80,879,866    73,509,989    69,125,641
                                                -----------   -----------   -----------
Operating income ............................     6,604,111     6,850,145     5,744,549
Other income - net of tax (Notes A and F) ...       423,476       459,938       115,032
                                                -----------   -----------   -----------
       Total income before interest .........     7,027,587     7,310,083     5,859,581
                                                -----------   -----------   -----------
Interest charges:
   Long-term debt ...........................     1,957,052     1,927,154     1,947,205
   Other ....................................     1,411,222     1,384,569     1,357,451
                                                -----------   -----------   -----------
       Total ................................     3,368,274     3,311,723     3,304,656
                                                -----------   -----------   -----------
Net income available for common stock .......   $ 3,659,313   $ 3,998,360   $ 2,554,925
                                                ===========   ===========   ===========
Average number of common shares outstanding .     4,267,038     4,258,877     4,222,662
Earnings per average common share outstanding   $      0.86   $      0.94   $      0.61


The accompanying Notes are an integral part of these statements.


Consolidated Statements of Cash Flows

For the year ended August 31                                1997             1996            1995
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash:
Cash flows from operating activities:
   Net income .......................................   $  3,659,313    $  3,998,360    $  2,554,925
   Adjustments to reconcile net income to net cash:
     Depreciation ...................................      3,143,719       2,956,727       2,684,755
     Provision for uncollectibles ...................      1,603,597       1,459,761       1,274,238
     Deferred Federal income taxes .................. .      441,638         922,007         619,918
     Amortization of investment tax credits .........        (49,090)        (49,452)        (50,144)
   Change in assets and liabilities:
     Accounts receivable ............................     (2,841,404)       (718,826)     (1,612,297)
     Deferred fuel costs ............................      1,620,252      (3,977,779)      2,629,056
     Unbilled gas costs .............................         (1,140)         (4,603)         (4,617)
     Fuel and other inventories .....................        (71,908)       (663,964)        502,202
     Prepayments ....................................        119,631        (249,971)        (72,088)
     Common stock held for dividend reinvestment plan       (220,829)        158,876        (271,315)
     Prepaid pensions ...............................       (924,745)       (625,374)       (572,320)
     Accounts payable ...............................       (944,778)        921,892        (275,189)
     Security deposits ..............................        (61,952)        (65,258)         30,945
     Taxes accrued ..................................        171,730        (317,791)       (131,917)
     Other ..........................................        520,799         (75,564)       (578,144)
                                                        ------------    ------------    ------------
       Total adjustments ............................      2,505,520        (329,319)      4,173,083
                                                        ------------    ------------    ------------
   Net cash provided by operating activities ........      6,164,833       3,669,041       6,728,008
                                                        ------------    ------------    ------------
Cash flows from investing activities:
   Utility capital expenditures .....................     (3,599,752)     (4,396,081)     (5,335,159)
   Nonutility capital expenditures ..................       (693,229)       (612,628)       (580,772)
   Other investments ................................        (81,222)        (49,360)        (13,400)
                                                        ------------    ------------    ------------
   Net cash used by investing activities ............     (4,374,203)     (5,058,069)     (5,929,331)
                                                        ------------    ------------    ------------
Cash flows from financing activities:
   Dividends paid ...................................     (3,130,413)     (3,083,369)     (2,989,702)
   Common stock transactions ........................      6,450,861         184,615         391,278
   Issuance of long-term debt, net of issuance cost..      9,655,515             -0-             -0-
   Issuance of revolving credit arrangement .........        100,000       2,200,000             -0-
   Retirement of long-term debt .....................     (1,553,395)       (860,000)     (1,333,000)
   Increase (decrease) in notes payable .............    (13,000,000)      3,000,000       3,000,000
                                                        ------------    ------------    ------------
   Net cash (used) provided by financing activities .     (1,477,432)      1,441,246        (931,424)
                                                        ------------    ------------    ------------
Net increase (decrease) in cash .....................        313,198          52,218        (132,747)
Cash, beginning .....................................        506,813         454,595         587,342
                                                        ------------    ------------    ------------
Cash, ending ........................................   $    820,011    $    506,813    $    454,595
                                                        ============    ============    ============
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest .......................................   $  3,378,894    $  3,311,577    $  3,265,612
                                                        ============    ============    ============
     Federal income taxes ...........................   $    861,140    $    885,000    $    380,000
                                                        ============    ============    ============
Supplemental disclosures of noncash activity:
   Capital lease obligations incurred ...............   $    388,139    $  1,844,817    $    300,972
                                                        ============    ============    ============


The accompanying Notes are an integral part of these statements.


Consolidated Balance Sheets



August 31                                                                          1997          1996
---------------------------------------------------------------------------------------------------------
Assets:
Utility plant, at cost (Notes A and D) ......................................   $79,728,717   $76,534,841
Less:  Accumulated provision for depreciation (Note A) ......................    29,281,602    27,092,766
                                                                                -----------   -----------
Net utility plant ...........................................................    50,447,115    49,442,075
                                                                                -----------   -----------
Leased property-less accumulated amortization of $3,379,848 and $2,789,155 ..     2,377,376     2,944,581
                                                                                -----------   -----------
Nonutility property-less accumulated provision for depreciation of $4,076,160
  and $3,850,692 (Note A) ...................................................     3,711,869     3,567,797
                                                                                -----------   -----------
Other investments ...........................................................     1,591,682     1,510,460
                                                                                -----------   -----------
Current assets:
   Cash  ....................................................................       820,011       506,813
   Accounts receivable-less allowance for uncollectibles of $840,433
     and $719,721 ...........................................................    11,183,288     9,945,481
   Deferred fuel costs (Note A) .............................................           -0-       827,012
   Deferred unbilled gas costs (Note A) .....................................       440,034       438,894
   Fuel and other inventories (Note A) ......................................     6,120,355     6,048,447
   Prepayments ..............................................................     1,289,671     1,409,302
   Common stock held for dividend reinvestment plan (Note B) ................       351,648       130,819
                                                                                -----------   -----------
      Total current assets ..................................................    20,205,007    19,306,768
                                                                                -----------   -----------
Deferred debits:
   Recoverable postretirement benefit (Note H) ..............................       461,948       692,922
   Recoverable vacations accrued ............................................       595,781       633,194
   Recoverable deferred Federal income taxes (Note F) .......................     6,043,670     5,969,839
   Recoverable transition obligation (Note H) ...............................       373,200     1,700,000
   Unamortized debt discount and expense ....................................     1,745,161     1,523,092
   Prepaid pensions (Note H) ................................................     7,095,582     6,170,837
   Other ....................................................................     3,048,746     3,227,420
                                                                                -----------   -----------
       Total deferred debits ................................................    19,364,088    19,917,304
                                                                                -----------   -----------
       Total assets .........................................................   $97,697,137   $96,688,985
                                                                                ===========   ===========

The accompanying Notes are an integral part of these statements.


Consolidated Balance Sheets


August 31                                                           1997          1996
------------------------------------------------------------------------------------------
Capitalization and liabilities:
Capitalization (see Consolidated Statements of Capitalization)   $66,293,195   $50,348,234
                                                                 -----------   -----------
Revolving credit arrangement (Note D) ........................     2,300,000     2,200,000
                                                                 -----------   -----------
Obligations under capital leases (Note D) ....................     1,541,418     2,133,543
                                                                 -----------   -----------
Current liabilities:
   Current maturities of long-term debt (Note D) .............       150,000       500,000
   Obligations under capital leases (Note D) .................       835,957       811,036
   Notes payable (Note C) ....................................     1,900,000    14,900,000
   Accounts payable ..........................................     4,298,429     5,243,207
   Security deposits .........................................     1,034,795     1,096,747
   Taxes accrued .............................................       361,755       190,025
   Deferred fuel costs (Note A) ..............................       793,240           -0-
   Accrued interest ..........................................       541,359       551,979
   Other .....................................................       696,889       712,413
                                                                 -----------   -----------
      Total current liabilities ..............................    10,612,424    24,005,407
                                                                 -----------   -----------
Commitments and contingencies (Note H)
Deferred credits:
   Unamortized investment tax credit (Note A) ................       674,598       723,688
   Transition obligation (Note H) ............................       373,200     1,700,000
   Unfunded deferred Federal income taxes (Note F) ...........     1,886,708     1,922,773
   Postretirement benefit obligation (Note H) ................       461,948       692,922
   Other .....................................................     1,734,012     1,700,469
                                                                 -----------   -----------
     Total deferred credits ..................................     5,130,466     6,739,852
                                                                 -----------   -----------
Deferred Federal income taxes (Notes A and F) ................    11,819,634    11,261,949
                                                                 -----------   -----------
     Total liabilities .......................................    31,403,942    46,340,751
                                                                 -----------   -----------
     Total capitalization and liabilities ....................   $97,697,137   $96,688,985
                                                                 ===========   ===========


The accompanying Notes are an integral part of these statements.



Consolidated Statements of Changes in Common Stock Equity


                                                       Common Shares Issued             Paid in          Retained
                                                          & Outstanding                 Capital          Earnings
------------------------------------------------------------------------------------------------------------------
                                                      Number           Amount
------------------------------------------------------------------------------------------------------------------

Balance, August 31, 1994........................     4,213,043        $4,213,043      $17,695,155       $7,270,192
                                                     ---------        ----------      -----------       ----------
Add (deduct):
   Net income...................................                                                         2,554,925
   Cash dividends on common stock...............                                                        (2,989,702)
   Dividend reinvestment plan (Note B)..........        47,754            47,754          465,376
   Other .......................................                                         (121,852)
                                                     ---------        ----------      -----------       ----------
Balance, August 31, 1995........................     4,260,797         4,260,797       18,038,679        6,835,415
                                                     ---------        ----------      -----------       ----------
Add (deduct):
   Net income...................................                                                         3,998,360
   Cash dividends on common stock...............                                                        (3,083,369)
   Dividend reinvestment plan (Note B)..........        19,231            19,231          202,680
   Other .......................................                                          (37,296)
                                                     ---------        ----------      -----------       ----------
Balance, August 31, 1996........................     4,280,028         4,280,028       18,204,063        7,750,406
                                                     ---------        ----------      -----------       ----------
Add (deduct):
   Net income...................................                                                         3,659,313
   Cash dividends on common stock...............                                                        (3,130,413)
   Issuance of Common Stock.....................       620,000           620,000        5,893,100
   Other .......................................                                          (62,239)
                                                     ---------        ----------      -----------       ----------
Balance, August 31, 1997........................     4,900,028        $4,900,028      $24,034,924       $8,279,306
                                                     =========        ==========      ===========       ==========


The accompanying Notes are an integral part of these statements.



Consolidated Statements of Capitalization

August 31                                                       1997           1996
--------------------------------------------------------------------------------------
Common stock equity:
   Common stock, $1 par value (Note B)
     Authorized 20,000,000 shares
     Issued and outstanding 4,900,028 and 4,280,028 shares   $ 4,900,028   $ 4,280,028
Paid in capital (Note B) .................................    24,034,924    18,204,063
Retained earnings (Notes B and E) ........................     8,279,306     7,750,406
                                                             -----------   -----------
                                                              37,214,258    30,234,497
Less:  Accounts receivable from Valley Gas
   Employee Stock Ownership Plan (Note D) ................     2,907,049     3,142,200
                                                             -----------   -----------
         Total common stock equity .......................    34,307,209    27,092,297
                                                             -----------   -----------

Long-term debt (Note D):
   8% First Mortgage Bonds, due 2022 .....................    20,090,000    20,212,000
   7.7% Debentures, due 2027 .............................     7,000,000           -0-
   9% Notes Payable, due 1999 ............................     2,138,937     2,138,937
   Note payable ..........................................     2,907,049     1,405,000
                                                             -----------   -----------
         Total ...........................................    32,135,986    23,755,937
   Less: Current maturities...............................       150,000       500,000
                                                             -----------   -----------
         Total long-term debt ............................    31,985,986    23,255,937
                                                             -----------   -----------
         Total capitalization ............................   $66,293,195   $50,348,234
                                                             ===========   ===========

The accompanying Notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note A:  Summary of Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of Valley Resources, Inc. and its active wholly-owned subsidiaries (the "Corporation")--Valley Gas Company ("Valley Gas"), Valley Appliance and Merchandising Company ("VAMCO"), Valley Propane, Inc. ("Valley Propane"), Morris Merchants, Inc. ("Morris Merchants") (d/b/a the Walter F. Morris Company), and Bristol & Warren Gas Company ("Bristol & Warren"). The consolidated financial statements also include the Corporation's 80% interest in Alternate Energy Corporation ("AEC"). All significant intercompany transactions have been eliminated where required.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulation - The utility operations of Valley Gas and Bristol & Warren (collectively the "Utilities") are subject to regulation by the Rhode Island Public Utilities Commission ("RIPUC"). Accounting policies conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate making practices of the RIPUC.

Depreciation - Annual provisions for depreciation for the Utilities are determined on a composite straight-line basis. The composite rate for fiscal 1997 and 1996 was 2.91% and for fiscal 1995 it was 2.72%. Depreciation provisions for other subsidiary companies are provided on the straight-line and accelerated methods at rates ranging from 2.86% to 34%.

Deferred Fuel Costs - The Utilities' tariffs include a Purchased Gas Price Adjustment ("PGPA") which allows an adjustment of rates charged to customers in order to recover all changes in gas costs from stipulated base gas costs. The PGPA provides for an annual reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts collected as compared to costs incurred is deferred and either reduces the PGPA or is billed to customers over subsequent periods.

Deferred Unbilled Gas Costs - Revenue is recorded on the basis of bills rendered on a cycle basis throughout the month. Valley Gas defers to the following month that portion of the base cost of gas delivered but not yet billed under the cycle billing system.

Accounting for Income Taxes - Income tax regulations allow recognition of certain transactions for tax purposes in time periods other than the period during which these transactions will be recognized in the determination of net income for financial reporting purposes. As required by generally accepted accounting principles, deferred income taxes are provided to reflect the tax effect of these timing differences in the proper accounting periods.

     In accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes," deferred income taxes are recorded for all book and tax temporary timing differences.

     Investment tax credits relating to the Utilities property have been deferred and will be amortized to income over the productive lives of the related assets. Investment tax credits earned by the Corporation's other subsidiary companies were recognized as a reduction of Federal income tax expense in the year utilized.

Pension Plans - The Utilities maintain two non-contributory defined benefit pension plans covering substantially all of their employees, Bristol & Warren employees became eligible May 1, 1997. The plans provide benefits based on compensation and years of service. The Utilities fund pension costs that are deductible for Federal income tax purposes (see Note H).

     On January 1, 1997, the Valley Gas Company 401(k) plan and the Valley Gas Employee Stock Ownership Plan ("ESOP") were merged into the Valley Resources 401(k) Employee Stock Ownership Plan ("KSOP"). The plan covers all Corporate employees, if eligible (see Note D). Plan expense, including contributions to the Valley Gas 401(k) and ESOP, in fiscal 1997, 1996 and 1995 were $160,800, $226,100 and $122,400, respectively.

     Morris Merchants maintains an employee profit sharing plan covering substantially all of the employees who have completed one year of service. Contributions to the plan are at the discretion of the Board of Directors. In fiscal 1997, 1996, and 1995 profit sharing expense was $64,600, $68,400, and $68,400, respectively.

     Bristol & Warren maintained a non-contributory defined contribution pension plan covering substantially all of its employees. The plan provided for benefits based on hours worked and rate of pay. In fiscal 1997, 1996 and 1995 plan expense was $14,200, $23,000, and $27,500, respectively. The plan was terminated on April 30, 1997.

New Accounting Standard - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" and Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure", which are not expected to have a material impact on the Corporation's financial condition or results of operations.

Inventories - Fuel and other inventories at August 31, are as follows:

                                                           1997         1996
-------------------------------------------------------------------------------
Fuels (at average cost)................................ $3,809,617   $3,622,698
Merchandise and other (at average cost)................  1,252,846    1,199,856
Merchandise (at LIFO)..................................  1,057,892    1,225,893
                                                        ----------   ----------
                                                        $6,120,355   $6,048,447
                                                        ==========   ==========

Merchandise (at LIFO), if valued at current cost, would have been greater by $270,900 in fiscal 1997 and $327,300 in fiscal 1996.

Note B:  Common Stock and Rights

     On August 26, 1997, the Corporation issued 620,000 shares of Common Stock. The net proceeds of this offering were used to reduce the short-term debt of the Utilities, to make loans to nonutility subsidiaries to repay short-term debt and for working capital requirements. Subsequent to fiscal year end, the Underwriters of the stock offering exercised their over-allotment option; 93,000 additional common shares were issued for additional net proceeds of approximately $977,000.

     Pursuant to the Corporation's dividend reinvestment plan, stockholders can reinvest dividends and make limited additional cash investments. Shares issued through dividend reinvestment can be acquired on the open market or original issue. All shares issued pursuant to the plan in fiscal 1997 were open-market purchases. In fiscal 1996 and 1995, the Corporation issued 19,231 and 47,754 shares of common stock, respectively, under provisions of the dividend reinvestment plan. At August 31, 1997 and 1996, 31,179 and 10,813 shares, respectively, were held by the Corporation for issuance to the plan.

     On August 31, 1997, except as mentioned above, no shares of common stock of the Corporation were held by or for the account of the Corporation or were reserved for officers or employees or for options, warrants or other rights, except 41,125 shares of common stock reserved subject to sale under the Corporation's dividend reinvestment plan.

     Each share of common stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. The Rights are not currently exercisable, and trade automatically with the common stock. The Rights will generally become exercisable and separate certificates representing the Rights will be distributed, upon occurrence of certain events in excess of a stipulated percentage of ownership.

     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and will not affect reported earnings per share.

Note C:  Short-Term Debt

     The Corporation borrows on bank lines of credit at the prevailing interest rate available at the time of borrowing. The Corporation either pays commitment fees or maintains compensating balances in connection with these lines of credit. Commitment fees paid in fiscal 1997, 1996, and 1995 amounted to $110,000, $114,800, and $94,500, respectively. There are no legal restrictions on withdrawal of compensating balances.

     A detail of short-term borrowings for fiscal 1997, 1996, and 1995 is as follows:

                                                               1997             1996              1995
----------------------------------------------------------------------------------------------------------
At year end
   Weighted average interest rate.......................       5.7%             5.7%              5.9%
   Unused lines of credit...............................    $35,100,000     $14,100,000        $15,100,000

For the year ended
   Weighted average interest rate.......................       5.7%             6.0%               6.2%
   Average borrowings...................................    $16,800,000     $12,908,300        $11,283,300
   Maximum month-end borrowings.........................    $22,000,000     $16,000,000        $16,000,000
   Month of maximum borrowings..........................      January         November           December


Note D:  Long-Term Debt

     The composition of long-term debt is included in these financial statements in the separate Consolidated Statements of Capitalization. The aggregate amount of maturities and sinking fund requirements for each of the five fiscal years following fiscal 1997 are: 1998, $986,000; 1999, $5,203,800; 2000, $757,100;
2001, $320,200; and 2002, $215,700, inclusive of capitalized lease obligations.

     Valley Gas utility plant and equipment have been pledged as collateral to secure its long-term debt. In accordance with the redemption provisions of the Valley Gas 8% First Mortgage Bonds, $122,000, $860,000 and $1,333,000 of the bonds were redeemed by holders in fiscal 1997, 1996 and 1995, respectively.

     The fair market value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities. Management believes the carrying value of the debt approximates the fair value at August 31, 1997.

     Regulatory treatment allows payments under capital leases to be recorded as rental expenses. Rental expenses for all leases in fiscal 1997, 1996, and 1995 were $1,169,500, $1,437,900, and $1,179,800, respectively.

     Valley Gas entered into an intermediate term financing arrangement with a bank in November 1995. The terms of the arrangement call for a $6,000,000 revolving line of credit which matures in 1999, with the option to extend the termination date to November 30, 2000.

     The Corporation borrowed funds under a line of credit at rates less than the prevailing prime rate, which are restricted in their use to being loaned to the KSOP. The receivable from the KSOP has been shown as a reduction of common stock equity. The financing by the KSOP is secured by the common stock of two unregulated subsidiaries and the unallocated shares held by the KSOP.

     The Corporation's common stock purchased by the KSOP with the borrowed money is held by the KSOP trustee in a "suspense account." As the Corporation matches employee 401(k) contributions and makes discretionary contributions to the plan, a portion of the common stock is released from the suspense account and allocated to participating employees. Any dividends on unallocated shares are used to pay loan interest.

Note E:  Restriction on Retained Earnings

     At August 31, 1997, $1,613,100 of the retained earnings of Valley Gas were available for the payment of cash dividends to the Corporation under the most restrictive provisions of Valley Gas' first mortgage bonds. There are no restrictions as to the payment of dividends for the other subsidiaries.

Note F:  Income Taxes

     In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), the Corporation's financial statements are required, among other things, to record the cumulative deferred income taxes on all temporary timing differences. As approved by the RIPUC, the Utilities did not fully record deferred income taxes but, rather, "flowed through" certain tax benefits to utility customers prior to fiscal 1994. At August 31, 1997, the Corporation has a liability of $6,043,700 on the Consolidated Balance Sheets as recoverable deferred income taxes and a corresponding recoverable deferred charge. The liability represents the tax effect of timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Utilities are recovering unfunded deferred taxes from utility customers over the remaining book life of utility property.
     Federal income tax expense has been calculated based on filing a consolidated corporate tax return and is comprised of the following:


                                                             1997                1996               1995
----------------------------------------------------------------------------------------------------------
Current income tax expense:
   Operating expense ..................................   $  893,039          $  521,540          $112,029
   Nonoperating expense................................      103,200             147,065            71,230
                                                          ----------          ----------          --------
                                                             996,239             668,605           183,259
                                                          ----------          ----------          --------
Deferred income tax expense:
   Accelerated depreciation............................      332,771             276,474           194,537
   Pensions............................................      314,413             212,627           194,588
   Deferred fuel costs.................................     (229,039)            293,801               -0-
   Uncollectibles......................................      (23,830)            (21,840)            2,142
   Directors' fees and interest........................      (36,845)            (36,453)           (8,744)
   Bond premium .......................................       (6,240)             (6,240)           (6,242)
   Rate case expenses..................................      (97,257)            (37,626)          174,290
   Capitalization of inventory costs...................       28,869              (6,897)           (2,079)
   Consulting contracts................................       30,570              64,392            64,389
   Software amortization...............................      140,856             140,856           140,856
   Alternative minimum tax.............................          -0-               8,617          (180,000)
   Excess VEBA contribution............................      (78,532)                -0-               -0-
   Other ..............................................       65,902              34,296            46,181
                                                          ----------          ----------          --------
                                                             441,638             922,007           619,918
                                                          ----------          ----------          --------
   Total ..............................................   $1,437,877          $1,590,612          $803,177
                                                          ==========          ==========          ========


     The Federal income tax amounts included in the Consolidated Statements of Earnings differ from the amounts which result from applying the statutory
Federal income tax rate to income from operations before income tax. The reasons, with related percentage effects, are shown below:

                                                                     1997               1996                1995
----------------------------------------------------------------------------------------------------------------
Statutory Federal rate.......................................         34%                34%                 34%
   Maintenance costs capitalized for book purposes...........         (4)                (3)                 (4)
   Cost of removal...........................................         (1)                (1)                 (1)
   ESOP dividends............................................         (1)                (1)                 (2)
   Prior year over accrual...................................         -0-                -0-                 (2)
   Other.....................................................         -0-                (1)                 (1)
                                                                      ---                ---                 ---
   Total.....................................................         28%                28%                 24%
                                                                      ===                ===                 ===


     Temporary differences which gave rise to the following deferred tax assets and liabilities at August 31, 1997 and 1996 are:


                                                                     1997                1996
----------------------------------------------------------------------------------------------
Unbilled revenues ............................................    $    273,872    $    271,504
Directors' fees and interest .................................         252,322         215,477
Other ........................................................         549,248         525,365
                                                                  ------------    ------------
   Total deferred tax assets .................................       1,075,442       1,012,346
                                                                  ------------    ------------
Accelerated depreciation .....................................      (8,879,705)     (8,446,411)
Pensions .....................................................      (2,431,184)     (2,116,771)
Software amortization ........................................        (676,918)       (536,062)
Deferred fuel costs ..........................................         (64,762)       (293,801)
Other ........................................................        (842,507)       (881,250)
                                                                  ------------    ------------
   Total deferred tax liabilities ............................     (12,895,076)    (12,274,295)
                                                                  ------------    ------------
Total deferred taxes .........................................    $(11,819,634)   $(11,261,949)
                                                                  ============    ============

     The Corporation's nonutility operations are subject to state income taxes. For fiscal 1997, 1996, and 1995, state income taxes totaled $170,700, $124,300, and $131,800, respectively.

Note G:  Regulatory Matters

     On June 1, 1997, the Utilities received approval to redesign their rates and offer transportation services to large commercial and industrial customers.

     On October 18, 1995, the RIPUC authorized the Utilities to adjust their tariffs to collect $1,100,000 and consolidate their rate structure.

Note H:  Commitments and Contingencies

Pension Plans - The Utilities have two non-contributory defined benefit pension plans covering substantially all of their employees and a supplemental pension plan covering certain officers.

     Net periodic pension income for fiscal 1997, 1996, and 1995 included the following components:

                                                                      1997             1996             1995
---------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period...........        $  543,241        $  534,961     $  470,907
Interest cost on projected benefit obligation..............         1,337,602         1,321,504      1,232,168
Actual return on plan assets...............................        (8,425,498)       (3,266,264)    (3,448,848)
Net amortization and deferral..............................         5,619,910           784,425      1,173,453
                                                                   ----------        ----------     ----------
Net periodic pension income................................        $ (924,745)       $ (625,374)    $ (572,320)
                                                                   ==========        ==========     ==========

Plans Funded Status - July 31                                                         1997               1996
---------------------------------------------------------------------------------------------------------------
Projected benefit obligations:
   Vested...............................................................          $ 16,661,224     $ 15,511,957
   Nonvested............................................................               219,424          225,232
                                                                                  ------------     ------------
   Accumulated..........................................................            16,880,648       15,737,189
   Due to recognition of future salary increases........................             4,308,115        3,757,612
                                                                                  ------------     ------------
     Total..............................................................           (21,188,763)     (19,494,801)
Plan assets at fair value...............................................            36,565,680       29,152,063
                                                                                  ------------     ------------
Plan assets in excess of projected benefit obligation...................            15,376,917        9,657,262
Unrecognized transition amount..........................................              (676,708)        (824,232)
Unrecognized net gains..................................................            (7,604,627)      (2,662,193)
                                                                                   -----------     ------------
Prepaid pension costs...................................................           $ 7,095,582     $  6,170,837
                                                                                   ===========     ============

Plan assets are invested in common stock, short-term investments and various other fixed income securities.

     The weighted-average discount rate used in determining the projected benefit obligation was 7 3/4% as of July 31, 1997 and 1996. The assumed rate of future compensation increases was 5 1/2% per year. The expected long-term rate of return on assets was 9% for all years presented.

Postretirement Life and Health Benefit Plan - Valley Gas sponsors a postretirement benefit plan that covers substantially all of its employees except for nonunion employees hired on or after September 1, 1993 and union employees hired on or after April 1, 1994. The plan provides medical, dental and life insurance benefits. The plan is non-contributory.

     In accordance with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), Valley Gas records the cost for this plan on an accrual basis. As permitted by SFAS 106, Valley Gas will record the transition obligation over a twenty-year period. Valley Gas' cost under this plan for fiscal 1997, 1996 and 1995 was $775,600, $809,500 and $815,100, respectively. The regulatory asset represents the excess of postretirement benefits on the accrual basis over amounts authorized to be recovered in rates. The RIPUC authorized Valley Gas a phase-in recovery of the tax deductible portion of these postretirement benefits, if funded.

     Valley Gas has funded a portion of these costs through trusts established under Section 501(c)(9) of the Internal Revenue Code for the bargaining and nonbargaining unit plans. Valley Gas is currently funding the amount recovered through rates.

     The following table sets forth the Plans' funded status reconciled with the amounts recognized in Valley Gas' financial statements at August 31:

                                                                              1997           1996
----------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees ............................................................  $(2,986,423)   $(2,787,993)
   Fully eligible active plan participants .............................     (639,520)      (775,563)
   Other active plan participants ......................................   (2,432,046)    (2,007,935)
                                                                          -----------    -----------
                                                                           (6,057,989)    (5,571,491)
Plan assets at fair value ..............................................    1,699,662        951,546
                                                                          -----------    -----------
Accumulated postretirement benefit obligation in excess of plan
   assets...............................................................   (4,358,327)    (4,619,945)
Unrecognized transition obligation .....................................    4,444,372      4,722,146
Unrecognized net (gain) from past experience different from that
   assumed and from changes in assumptions .............................     (547,993)      (795,123)
                                                                          -----------    -----------
Accrued postretirement benefit cost ....................................  $  (461,948)   $  (692,922)
                                                                          ===========    ===========



Net periodic postretirement benefit cost consisted of the following:            1997          1996         1995
------------------------------------------------------------------------------------------------------------------
Service cost - benefits attributable to service during the period.......     $  136,372     $156,991      $140,882
Interest cost on accumulated postretirement benefit obligation..........        419,243      417,117       420,725
Actual return (loss) on plan assets.....................................        (57,041)      33,712       (10,575)
Net amortization and deferral...........................................        277,015      201,640       264,026
                                                                             ----------     --------      --------
Net periodic postretirement benefit cost................................        775,589      809,460       815,058
Regulatory asset........................................................       (230,974)         -0-       252,365
                                                                             ----------     --------      --------
Net expense.............................................................     $1,006,563     $809,460      $562,693
                                                                             ==========     ========      ========

     For measurement purposes, an 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 5% by fiscal 2002 and to remain at that level thereafter. The rates of increase assumed for post-age 65 medical benefits were slightly lower. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at August 31, 1997 by $450,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost ("NPPBC") for the year by $54,000. The discount rate was 7 3/4% for the development of the NPPBC. The assumed rate of future compensation increases was 5 1/2% per year. The trend rates were set by the RIPUC.

Long-Term Obligations - The Utilities have contracts which expire at various dates through the year 2012 for the purchase, delivery and storage of natural gas and supplemental gas supplies. Certain contracts for the purchase of the supplemental gas supplies contain minimum purchase obligations which approximate 2% of total system requirements.

FERC Order No. 636 Transition Costs - As a result of FERC Order 636, the Utilities' interstate pipeline service providers have unbundled their supply, storage and transportation services. This unbundling caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that cannot be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).

     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers primarily through a demand charge, after approval by FERC. The Utilities' pipeline suppliers began direct billing these costs in fiscal 1994 as a component of demand charges. The Utilities estimate their remaining portion of transition costs to be $373,200 and have recognized a liability for these costs as of August 31, 1997. The RIPUC has allowed the recovery of transition costs through the PGPA. Under the provisions of SFAS 71, regulatory assets totaling $373,200 were recorded for the expected future recovery of the transition obligations. Actual transition costs to be incurred depend on various factors, and, therefore, future costs may differ from the amounts discussed above.

Contingent Liabilities - A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total cleanup costs of approximately $6,000,000 at the Mendon Road site in Attleboro,
Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. Legal fees associated with this claim are recovered in rates. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.

     Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from coal waste on its property that is the site of the former Tidewater manufacturing plant in Pawtucket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation report to DEM relating to certain releases on the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of sites such as the former Tidewater plant is governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.

     Valley Gas received a letter of responsibility from DEM with respect to releases from coal waste on its property that is the site of the former Hamlet Avenue manufacturing plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation work plan to address certain releases at the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of this site is also governed by a regulatory framework that permits more flexibility in methods of remediation and in property reuse.

Note I:  Segment Information

     The following information is presented relative to the gas, merchandising and other operations of the Corporation.



                                                                    1997               1996                1995
------------------------------------------------------------------------------------------------------------------
Gas Operations
Operating revenues...........................................    $66,230,787       $60,773,250         $56,012,913
Operating income before Federal income taxes.................      6,465,007         7,150,140           5,157,534
Identifiable assets at August 31.............................     82,074,205        84,646,797          83,952,630
Depreciation.................................................      2,594,712         2,364,999           2,131,425
Capital expenditures.........................................      3,599,752         4,396,081           5,335,159

Appliance & Contract Sales & Rentals
Operating revenues...........................................    $18,490,238       $17,617,481         $17,216,397
Operating income before Federal income taxes.................      1,274,805           986,920           1,111,530
Identifiable assets at August 31.............................      9,384,412         8,116,782           8,148,961
Depreciation.................................................        464,564           512,242             475,456
Capital expenditures.........................................        572,069           531,152             521,345

Other Operations, including Corporate & Eliminations
Operating revenues...........................................     $2,762,952        $1,969,403          $1,640,880
Operating income before Federal income taxes.................        198,976           156,632             207,432
Identifiable assets at August 31.............................      6,238,520         3,925,406             235,915
Depreciation.................................................         84,443            79,486              77,874
Capital expenditures.........................................        121,160            81,476              59,427

Total Corporation
Operating revenues...........................................    $87,483,977       $80,360,134         $74,870,190
Operating income before Federal income taxes.................      7,938,788         8,293,692           6,476,496
Federal income tax expense...................................     (1,334,677)       (1,443,547)           (731,947)
Nonoperating income-net......................................        423,476           459,938             115,032
Interest expense.............................................     (3,368,274)       (3,311,723)         (3,304,656)
Net income...................................................      3,659,313         3,998,360           2,554,925
Identifiable assets at August 31.............................     97,697,137        96,688,985          92,337,506
Depreciation.................................................      3,143,719         2,956,727           2,684,755
Capital expenditures.........................................      4,292,981         5,008,709           5,915,931

     Expenses used to determine operating income before Federal income taxes are charged directly to each segment or are allocated based on time studies. Assets allocated to each segment are based on specific identification of such assets as provided by Corporate records.

Note J:  Summarized Quarterly Financial Data (Unaudited)

Three months ended
(in thousands, except as to earnings (loss)
per average share)                                         November        February          May           August
-----------------------------------------------------------------------------------------------------------------
Fiscal 1997
Total operating revenues............................       $16,340          $30,932        $26,281        $13,931
Income (loss) before Federal income taxes...........       $(1,263)         $ 4,916        $ 2,830        $(1,386)
Net income (loss)...................................       $  (772)         $ 3,260        $ 1,956        $  (785)
Earnings (loss) per average share...................       $ (0.18)         $  0.76        $  0.46        $ (0.18)

Fiscal 1996
Total operating revenues............................       $14,095          $30,250        $23,665        $12,351
Income (loss) before Federal income taxes...........       $(1,214)         $ 5,817        $ 2,934        $(1,948)
Net income (loss)...................................       $  (775)         $ 3,855        $ 1,995        $(1,077)
Earnings (loss) per average share...................       $ (0.18)         $  0.90        $  0.47        $ (0.25)

Report of Independent Certified Public Accountants



To the Stockholders of Valley Resources, Inc.
     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Valley Resources, Inc. (a Rhode Island corporation) and subsidiaries as of August 31, 1997 and 1996 and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended August 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Resources, Inc. and subsidiaries as of August 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles.

                                                   S/Grant Thornton LLP



Boston, Massachusetts
September 26, 1997

Management's Discussion and Analysis of the Results of Operations and Financial Condition

OVERVIEW

     The discussion and analysis that follows reflect the operations of the Corporation and its six active subsidiaries: Valley Gas and Bristol & Warren, both regulated natural gas distribution companies; VAMCO, a merchandising, appliance rental, and service company; Valley Propane, a propane sales and service company; Morris Merchants, a representative distributor of franchised lines; and AEC, which sells, installs and designs natural gas refueling facilities, natural gas conversion systems and energy use control devices.
     Operating results are derived from two major classifications - utility and nonutility. Utility earnings are generated from the operations of the regulated natural gas distribution companies and include the distribution and sale of natural gas to firm and seasonal customers. Nonutility earnings are a consolidation of the earnings of VAMCO, Valley Propane, Morris Merchants and AEC.
     The distribution and sale of natural gas to customers on a year-round basis for heating, water heating, cooking and processing are the source of firm utility revenues. Firm customers can be residential, commercial or industrial. The revenues from firm customers are determined by regulated tariff schedules and through Rhode Island Public Utilities Commission ("RIPUC") approved commodity charge factors. These factors include the Purchased Gas Price Adjustment ("PGPA"), which requires the Utilities to collect from or return to sales customers changes in gas costs from those included in the regulated tariffs, and an adjustment to collect post-retirement benefits.
     Seasonal and dual-fuel sales are made when excess gas supplies are available and gas prices are competitive with alternative fuel markets. These sales are generally made in non-winter months and can be interrupted by the Utilities at any time. Margins from seasonal sales and margins above $1 per thousand cubic feet ("Mcf") of gas sold to dual fuel customers are returned to firm sales customers through a reduction in the PGPA. The Utilities also provide off-peak transportation services through their distribution systems.
     Morris Merchants and VAMCO generate nonutility revenues through the wholesale and retail sales of plumbing and heating supplies and appliances. Additionally, VAMCO generates revenues from appliance rentals and a service contract repair program.
     Valley Propane sells propane at both wholesale and retail and provides service to propane customers in Rhode Island and southeastern Massachusetts.
     AEC, acquired in May 1996, generates revenues through the design and installation of natural gas refueling facilities and through the conversion of vehicles and stationary engines to natural gas. The Corporation owns an 80% interest in AEC and has the obligation to acquire the remaining 20% of the company currently held by the management of AEC. AEC did not materially impact the operations of the Corporation in fiscal 1997 or fiscal 1996.

RESULTS OF OPERATIONS
Fiscal 1997 versus Fiscal 1996
     Fiscal 1997 utility gas revenues totaled $66,230,800, a 9.0% increase over fiscal 1996. Revenues generated from firm sales increased in fiscal 1997 by 8.6% over fiscal 1996. The increase in firm revenues is the result of a $1,580,600 decrease in base revenues, resulting from warmer weather in fiscal 1997, offset by a $6,461,000 increase in gas costs recovered through the PGPA, which has no direct earnings impact. Utility gas revenues were also positively impacted by increased revenues from seasonal and transportation customers.
     Gas sales to firm customers were 7,994,400 Mcf in fiscal 1997, a decrease of 3.2% from the prior year. The primary contributor to the sales decrease was warmer weather. Weather, as measured by degree days, in fiscal 1997 was 2.3% warmer than normal and 2.8% warmer than fiscal 1996. Weather during the critical heating period, December through February, was 10.4% warmer than the prior year and 5.4% warmer than normal.
     In fiscal 1997, gas sales to seasonal customers increased 6.0% over the prior fiscal year. Sales to seasonal customers are dependent upon the availability of natural gas and the price of alternate fuels. Margins earned from seasonal sales are returned to firm customers through the PGPA and do not impact the profitability of the company. The Utilities also transport natural gas owned by customers. Transportation revenues increased

Management's Discussion and Analysis of the Results of Operations and Financial Condition (continued)

$301,700 in fiscal 1997.
     Nonutility revenues in fiscal 1997 were $21,253,200, an increase of 8.5% over fiscal 1996. All nonutility operations enjoyed increased revenues in fiscal 1997 and were favorably impacted by an improving regional economy. VAMCO's revenue improvement was the result of increased equipment sales resulting from traditional conversions from electric heating in the residential market and its more aggresive and comprehensive focus on the commercial and industrial market segments. This has also led to an improvement in the gross margin of the retail operations. The rental and service contract programs continued to impact earnings positively. Revenues generated from wholesale operations improved through the addition of new product lines and new marketing directions for existing products. AEC also contributed to increased nonutility revenues although start-up costs have resulted in losses for this subsidiary.
     Propane revenues in fiscal 1997 increased 6.1% despite an 8.0% decrease in gallons sold. The warm weather impact on sales volumes was offset by increased revenues and margins. Market timing differences in retail pricing and utility cost basis were the primary reasons for this increase. Price competition continued to be a critical factor in the ability to expand these operations.
     The Utilities distribute natural gas, underground storage gas, liquefied natural gas and a limited amount of liquid propane gas to meet sales customer demands; the cost of these fuels is included in the cost of gas sold. The average cost per Mcf of gas distributed in fiscal 1997 was $4.07 versus $3.84 in fiscal 1996. Gas costs increased as a result of both the purchase price of natural gas and increased gas costs related to the PGPA reconciliation.
     Cost of sales - nonutility includes the cost of sales for VAMCO, Valley Propane, Morris Merchants and AEC. Cost of merchandise sold increased 8.0% in fiscal 1997 over fiscal 1996 which was directly attributable to the increase in sales. The average cost of propane for the retail propane operations, included in cost of sales, was $0.55 per gallon in fiscal 1997 versus $0.48 per gallon in fiscal 1996.
     Operations expenses in fiscal 1997 increased 1.0% over fiscal 1996. Expenses recovered in the Utilities most recent rate filing, normal wage increases and uncollectible expense were offset by decreased expenses related to operation of the LNG plant due to the warmer winter.
     Maintenance expense in fiscal 1997 was $1,633,700, a 2.3% decrease from fiscal 1996. A shift of maintenance projects to capital and the lack of snow removal costs were responsible for the decrease. Operation and maintenance expenses were impacted by wages and general inflation.
     Taxes - other than Federal income were $4,242,800 in fiscal 1997, an increase of $152,100 over the prior year. The impact of gross receipts taxes on increased utility revenues is responsible for the increase. The effective Federal income tax rate for the years ended August 31, 1997 and 1996 was 28%.
     Fiscal 1997 other income - net of tax decreased $36,500 from the prior year as a direct result of a decline in off-system sales. The decrease was slightly offset by increased interest income and the recognition of income on other investments.
     Interest expense in fiscal 1997 totaled $3,368,300, an increase of 1.7% over fiscal 1996. Increased short-term borrowings were responsible for the increase in interest expense. This increase was offset by a reduction in interest accrued on deferred fuel costs and lower borrowing rates.

Fiscal 1996 versus Fiscal 1995
     Utility gas revenues in fiscal 1996 totaled $60,773,500, an increase of 8.5% over fiscal 1995. Revenues from sales to firm customers increased 9.8% over the prior fiscal year as a result of increased gas sales and rate relief. Offsetting the increase in revenues was a decrease of $2,654,800 in gas costs recovered through the PGPA. The PGPA does not impact operating income as it effectuates a dollar for dollar recovery of gas costs.
     In fiscal 1996, gas sold to firm customers increased 12.0% over fiscal 1995 and totaled 8,255,500 Mcf. The primary contributor to the increase in gas sales was the weather which was 17.0% colder than the prior year and 5.6% colder than normal during the critical heating period, December through February.

Management's Discussion and Analysis of the Results of Operations and Financial Condition (continued)

     In October 1995, the Utilities were authorized by the RIPUC to consolidate their rate structures and to increase their tariffs to collect an additional $1,100,000 in revenues. The new tariffs collect an increased share of revenues through the customer charge, thus reducing sensitivity of utility revenues to weather. Approximately $825,000 of this revenue increase is reflected in fiscal 1996 revenues.
     Sales to seasonal customers in fiscal 1996 decreased 21.2% as compared to fiscal 1995. Seasonal sales are dependent on the availability of gas and the price of competing fuels. The colder winter period resulted in less gas available for sales to this market. Since profits on seasonal sales are returned to firm sales customers through the PGPA, seasonal sales have no impact on operating income.
     Transportation revenues declined by $124,800, or 24.6%, in fiscal 1996 as compared to fiscal 1995. The reduction in transportation revenues was the result of a decrease in gas delivered to Valley Gas on behalf of customers.
     Nonutility revenues totaled $19,586,600, an increase of 3.9% over fiscal 1995. Revenues from retail merchandising operations, inclusive of rental and service program revenues, increased 12.6% over the prior fiscal year. The focus on the commercial and industrial markets led to an increase in retail merchandising revenues and related gross profit, even though a lower profit margin percentage is earned on these sales. The service contract and rental program revenues increased due to new customers and price increases. The wholesale operations have faced gross profit margin declines because of pricing competition among manufacturers and consolidation of wholesale outlets within their market. Wholesale merchandise revenues declined slightly in fiscal 1996.
     The revenues generated from the propane company are included in nonutility revenues. Propane revenues increased 17.5% in fiscal 1996 over the prior fiscal year. The increase was due to a 12.3% increase in gallons of propane sold and an increase in the retail price of propane. Colder weather and sales to the construction heating market accounted for the increase in sales.
     Cost of gas sold includes the cost of natural gas, underground storage gas, liquefied natural gas and liquid propane gas to serve utility sales customers. The average cost per Mcf of natural gas distributed for utility operations in fiscal 1996 and fiscal 1995 was $3.84 and $3.21, respectively. Cold weather in November and December required the use of storage gas before the peak winter period which caused increased demands for natural gas supply during the winter period and resulted in increased natural gas prices. Changes in gas costs of the utility operations are passed through to firm sales customers in the calculations of the PGPA. Therefore, increases and decreases in gas costs do not impact the profit margins of the utility operations.
     The cost of sales for nonutility operations in fiscal 1996 increased 3.8% over the prior fiscal year. The increase was the result of increased retail sales and increased gallons sold of propane. The average cost of propane distributed was $0.48 per gallon in fiscal 1996 versus $0.44 per gallon in fiscal 1995.
     Other operation expenses increased 5.7% in fiscal 1996 over fiscal 1995 due to wages and increased costs associated with the operation of the peak shaving facilities. An increase in uncollectible expenses also contributed to the increase.
     Maintenance expense in fiscal 1996 was $1,672,000, an increase of 8.9% over the prior year. Maintenance expense increased due to costs related to the record snowfall experienced during the winter period and computer maintenance. Operation and maintenance expenses are impacted by general inflation and wages.
     Taxes - other than Federal income increased 2.2% to $4,090,800 in fiscal 1996. Gross receipts taxes on increased utility revenues were responsible for the increase. The effective Federal income tax rates for the years ended August 31, 1996 and 1995 were 28% and 24%, respectively.
     Other income - net of tax totaled $459,900 in fiscal 1996 and $115,000 in fiscal 1995. The increase in fiscal 1996 was a result of off-system natural gas sales and investment income. Off-system natural gas sales are natural gas sales to customers outside the franchise area at market clearing prices. The opportunities for off-system sales are dependent upon market demand and the ability of other gas suppliers to meet their delivery

Management's Discussion and Analysis of the Results of Operations and Financial Condition (continued)

requirements. Management believes it is unlikely that conditions will exist for this level of off-system sales in subsequent years.
     Fiscal 1996 interest expense was $3,311,700, an increase of 0.2% over the prior fiscal year. Interest expense was impacted by an increase in short-term debt only partially offset by a reduction in the deferred fuel cost liability and the related interest accrual.

LIQUIDITY AND CAPITAL RESOURCES

     The cash requirements of the Corporation are generated through the distribution and sale of natural gas, propane and merchandise. Additional revenues are collected through the rental and service contract programs. Operations, external financings and investments are also used to meet corporate cash needs. Short-term financings under existing lines of credit are available to meet working capital requirements. Long-term and intermediate financings and, when appropriate, equity issues are used to refinance short-term debt when deemed appropriate by management.
     Utility operations are subject to seasonality. The bulk of firm distribution and sales are made during the months of November through March. As a result, the highest levels of earnings and cash flow are generated in the quarters ending in February and May. The bulk of the capital expenditure programs are undertaken during the months of May through October, causing cash flow to be at its lowest during the quarters ending in November and August.
     Short-term borrowing requirements vary according to the seasonal nature of sales and expense activities of the Utilities, creating greater need for short-term borrowings during periods when internally generated funds are not sufficient to cover all capital and operating requirements, particularly in the summer and fall. Short-term borrowings utilized for construction expenditures generally are replaced by permanent financing when it becomes economical and practical to do so and where appropriate to maintain an acceptable relationship between borrowed and equity resources.
     The requirement to inventory supplemental gas supplies and the timing of inventory acquisitions to meet the peak winter demand of the Utilities negatively impact the cash requirements of the Corporation. Supplemental gas inventories are filled in the summer period for use during the winter period.
     The full impact of the rate increase granted to the Utilities in October 1995 positively impacted liquidity in fiscal 1997. However, warmer than normal weather, especially during the critical heating season, December through February, resulted in decreased gas sales and a negative impact on cash flow.
     Cash flows were positively impacted during fiscal 1997 by the receipt of a natural gas supplier refund in the amount of $1,700,000 which was credited to the PGPA.
     An increase in collections through the PGPA during fiscal 1997 positively impacted cash flows. PGPA revenues increased in fiscal 1997 due to prior year under recoveries and an increase in the PGPA effective in February 1997 to collect winter price increases. However, due to lower than anticipated spring pricing the Utilities have over recovered gas costs which will be returned to customers in fiscal 1998, negatively impacting liquidity. Interest costs and the timing of Federal and state tax payments also impact liquidity.
     In fiscal 1997, the Corporation refinanced a line of credit that was used exclusively to make loans to its Employee Stock Ownership Plan to purchase Valley Resources common stock. As the Corporation makes contributions to the plan, the funds are used to repay the loan. A portion of the proceeds, $1,431,400, was used to repay short-term funding done through the utility operations, which favorably impacted liquidity.
     On August 26, 1997, Valley Resources issued 620,000 additional shares of common stock and $7,000,000 of 7.7% Debentures due 2027. The net proceeds of this offering, $13,233,000 before deduction of expenses payable by the Corporation, were used to reduce the short-term debt of utility operations, to make loans to nonutility subsidiaries to repay short-term debt and for working capital requirements. This financing favorably impacted liquidity. In addition, the Underwriters of the stock offering exercised their over-allotment option,

Management's Discussion and Analysis of the Results of Operations and Financial Condition (continued)

93,000 additional shares, in September 1997 which will favorably impact liquidity in fiscal 1998.
     Funding requirements are met through short-term borrowings under existing lines of credit. At August 31, 1997, the Corporation had $35,100,000 of available borrowings under its lines of credit. These lines are reviewed annually by the lending banks, and management believes they will be renewed or replaced. Management believes the available financings are sufficient to meet cash requirements for the foreseeable future.
     A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total cleanup costs of approximately $6,000,000 at the Mendon Road site in Attleboro, Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from coal waste on its property that is the site of the former Tidewater gas manufacturing plant in Pawtucket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation report to DEM relating to certain releases on the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of sites such as the former Tidewater plant is governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.
     Valley Gas received a letter of responsibility from DEM with respect to releases from coal waste on its property that is the site of the former Hamlet Avenue gas manufacturing plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted a site investigation work plan to address certain releases at the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of this site is also governed by a regulatory framework that permits more flexibility in methods of remediation and in property reuse.
     The Corporation's net cash from operating activities in fiscal 1997 was $6,164,800 versus $3,669,000 in fiscal 1996 and $6,728,000 in fiscal 1995. Cash from operations was positively impacted by the deferred fuel cost account which generated funds of $1,620,300 in fiscal 1997 compared to the use of funds in the amount of $3,977,800 in fiscal 1996. Investing activities used cash in the amount of $4,374,200 in fiscal 1997, $5,058,100 in fiscal 1996 and $5,929,300 in fiscal 1995 primarily for capital expenditures. Financing activities in fiscal 1997 used cash of $1,477,400 which is the result of the Corporation's issuance of common equity and long-term debt net of a reduction in short-term debt and the payment of dividends. Financing activities generated cash of $1,441,200 in fiscal 1996 and used cash of $931,400 in fiscal 1995.
     Capital expenditures are primarily for the expansion and improvement of the gas utility plant and for the purchase of rental and propane equipment. In fiscal 1997, capital expenditures were $4,293,000 versus $5,008,700 in fiscal 1996 and $5,915,900 in fiscal 1995. Fiscal 1998 capital expenditures are estimated to be $5,515,200 and will be primarily for the expansion and improvements of gas utility property. It is anticipated that such expenditures will be financed through funds from operations and short-term borrowings.


Summary of Consolidated Operations

August 31 (in thousands)                               1997         1996         1995          1994         1993
------------------------------------------------------------------------------------------------------------------
Assets
   Utility plant - net..........................      $50,447      $49,442      $47,411      $44,207       $42,313
   Leased property - net........................        2,377        2,945        2,014        2,436         2,395
   Nonutility plant - net.......................        3,712        3,568        3,547        3,519         3,334
   Current assets...............................       20,205       19,307       18,409       18,358        20,727
   Other assets.................................       20,956       21,427       20,957       22,549        12,026
                                                      -------      -------      -------      -------       -------
       Total....................................      $97,697      $96,689      $92,338      $91,069       $80,795
                                                      =======      =======      =======      =======       =======
Capitalization and liabilities
   Capitalization
     Common equity..............................      $34,307      $27,092      $25,993      $26,036       $24,943
     Long-term debt
     (less current maturities)..................       31,986       23,256       24,616       27,035        27,580
                                                      -------      -------      -------      -------       -------
       Total....................................       66,293       50,348       50,609       53,071        52,523
Revolving credit arrangement....................        2,300        2,200          -0-          -0-           -0-
Obligations under capital leases................        1,541        2,134        1,255        1,747         1,847
Current liabilities.............................       10,612       24,005       23,932       18,530        18,982
Other liabilities...............................       16,951       18,002       16,542       17,721         7,443
                                                      -------      -------      -------      -------       -------
       Total....................................      $97,697      $96,689      $92,338      $91,069       $80,795
                                                      =======      =======      =======      =======       =======

For the year ended August 31,
(in thousands, except as to share
and per share data)                                    1997         1996         1995         1994          1993
------------------------------------------------------------------------------------------------------------------
Operating revenues..............................      $87,484      $80,360      $74,870      $83,553       $77,286
                                                      -------      -------      -------      -------       -------
Operating expenses:
   Cost of gas sold.............................       37,844       31,951       30,229       38,234        33,410
   Cost of sales - nonutility...................       14,791       13,689       13,190       12,784        12,715
   Other operation and maintenance..............       19,524       19,379       18,288       17,784        17,300
   Depreciation.................................        3,143        2,956        2,685        2,474         2,304
   Taxes - other than Federal income............        4,243        4,091        4,002        4,463         4,073
         - Federal income.......................        1,335        1,444          732        1,313         1,400
                                                      -------      -------      -------      -------       -------
         Total..................................       80,880       73,510       69,126       77,052        71,202
                                                      -------      -------      -------      -------       -------
Operating income................................        6,604        6,850        5,744        6,501         6,084
Other income - net..............................          423          460          115          227           253
Total interest charges..........................        3,368        3,312        3,304        2,902         2,610
                                                      -------      -------      -------      -------       -------
Net income......................................      $ 3,659      $ 3,998      $ 2,555      $ 3,826       $ 3,727
                                                      =======      =======      =======      =======       =======

Shares outstanding - average....................    4,267,038    4,258,877    4,222,662    4,205,760     4,203,398
Shares outstanding - year-end...................    4,900,028    4,280,028    4,260,797    4,213,043     4,213,043
Earnings per share..............................        $0.86        $0.94        $0.61        $0.91         $0.89
Dividends declared per share....................        $0.735       $0.725       $0.71        $0.69         $0.66
Year-end book value per share...................        $7.00        $6.33        $6.10        $6.18         $5.92


Gas Operating Statistics

For the year ended August 31           1997      1996      1995      1994      1993
-------------------------------------------------------------------------------------
Gas utility revenues (in thousands):
   Residential ....................   $37,340   $34,678   $30,606   $37,065   $34,250
   Commercial .....................    16,267    14,891    13,212    15,633    13,964
   Industrial - firm ..............     8,156     7,314     8,011     9,057     7,683
   Industrial - seasonal ..........     3,605     3,335     3,507     2,945     2,762
   Transportation .................       684       382       507       372       408
   Other ..........................       179       173       170       252       227
                                      -------   -------   -------   -------   -------
      Total .......................   $66,231   $60,773   $56,013   $65,324   $59,294
                                      =======   =======   =======   =======   =======

Sales-MMcf:
   Residential ....................     4,393     4,612     4,078     4,517     4,439
   Commercial .....................     2,161     2,252     1,953     2,078     1,978
   Industrial - firm ..............     1,440     1,391     1,338     1,299     1,185
   Industrial - seasonal ..........     1,110     1,047     1,298       996       818
                                      -------   -------   -------   -------   -------
      Total .......................     9,104     9,302     8,667     8,890     8,420
Company use and losses.............       179       198       128       176       194
Transportation.....................     5,043     3,273     4,419     3,624     4,031
                                      -------   -------   -------   -------   -------
Total sendout .....................    14,326    12,773    13,214    12,690    12,645
                                      =======   =======   =======   =======   =======

Gas purchased and transported-MMcf:
   Liquid propane gas .............        17        70       -0-       -0-       158
   Liquefied natural gas ..........       805       992       378       574       206
   Natural gas stored underground .     1,373     1,348     1,156     1,075     1,494
   Pipeline natural gas ...........     7,088     7,090     7,261     7,417     6,756
   Transportation .................     5,043     3,273     4,419     3,624     4,031
                                      -------   -------   -------   -------   -------
      Total .......................    14,326    12,773    13,214    12,690    12,645
                                      =======   =======   =======   =======   =======

Average number of customers:
   Residential ....................    56,048    55,676    55,186    54,715    54,541
   Commercial .....................     5,448     5,333     5,212     5,111     5,077
   Industrial - firm ..............       230       237       241       249       253
   Industrial - seasonal ..........        51        54        59        58        58
   Transportation .................         3         2         2         2         2
                                      -------   -------   -------   -------   -------
      Total .......................    61,780    61,302    60,700    60,135    59,931
                                      =======   =======   =======   =======   =======

Average revenue per
   residential customer ...........   $   666   $   623   $   555   $   677   $   628
Average use per
   residential customer-Mcf .......        78        84        74        83        81
Maximum daily throughput-Mcf ......    72,675    70,904    65,619    76,910    69,003
Sales degree days .................     6,191     6,369     5,820     6,459     6,341

Corporate Information

Annual Meeting and Proxies

The Annual Meeting of Stockholders will be held in Cumberland, Rhode Island, on December 9, 1997. Notice of the meeting and form of proxy along with this report are being mailed by the management to each holder of record of common stock on October 21, 1997.


Form 10-K

The Corporation is required to file an annual report on Form 10-K with the Securities and Exchange Commission which includes additional information concerning the Corporation and its operations. A copy of this report will be forwarded to you upon written request to Mr. K. W. Hogan, Senior Vice President, Chief Financial Officer & Secretary, Valley Resources, Inc., P. O. Box 7900, 1595 Mendon Road, Cumberland, Rhode Island 02864-0700. Telephone: (401) 334-1188


Certified Public Accountants

Grant Thornton LLP
98 North Washington Street
Boston, Massachusetts  02114


Registrar & Transfer Agent

The Bank of New York
Shareholder Relations - Department 11E
P. O. Box 11258
Church Street Station
New York, NY  10286
Telephone:  1-800-524-4458


Stock Listing

The common stock of Valley Resources, Inc. is listed on the American Stock Exchange under the symbol VR. Quotes of Valley Resources, Inc. common stock are listed in The Wall Street Journal and many daily newspapers among the AMEX stocks traded for the day.

Directors

Ernest N. Agresti
Retired Partner,
Edwards & Angell,
Providence, Rhode Island

Melvin G. Alperin
President,
Brewster Industries,
Pawtucket, Rhode Island

C. Hamilton Davison
President & Chief
Executive Officer,
Paramount Cards, Inc.
Pawtucket, Rhode Island

Don A. DeAngelis
Vice Chairman & Chief
Executive Officer, Murdock
Webbing Company, Inc.
Central Falls, Rhode Island

Alfred P. Degen
President & Chief
Executive Officer,
Valley Resources, Inc.,
Cumberland, Rhode Island

James M. Dillon
Retired Director of Development,
The Roman Catholic Diocese,
Bridgeport, Connecticut

Jonathan K. Farnum
Chairman & President,
Wardwell Braiding
Machine Company,
Central Falls, Rhode Island

John F. Guthrie, Jr.
Vice President,
The New England,
Boston, Massachusetts

Eleanor M. McMahon, Ed.D.
Distinguished Visiting Professor,
A. Alfred Taubman Center for
Public Policy, Brown University,
Providence, Rhode Island


Officers of the Corporation

Alfred P. Degen
President &
Chief Executive Officer

Kenneth W. Hogan
Senior Vice President,
Chief Financial Officer
& Secretary

Richard G. Drolet
Vice President,
Information Systems &
Corporate Planning

Charles K. Meunier
Vice President,
Operations

Jeffrey P. Polucha
Vice President, Marketing
& Development

James P. Carney
Assistant Vice President,
Human Resources

Sharon Partridge
Assistant Vice President,
Finance & Treasurer

Alan H. Roy
Assistant Vice President,
Gas Supply

Robert A. Young
Assistant Vice President
& Chief Engineer

Clement W. Bethel
Assistant Treasurer

Patricia A. Morrison
Assistant Secretary;
Clerk, Morris Merchants, Inc.


Other Officers

David L. Hickerson
President,
Morris Merchants, Inc.


Richard C. Hadfield
Executive Vice President,
Morris Merchants, Inc.

Rosemary Platt
Controller,
Morris Merchants, Inc.

Thomas A. Aubee
President,
Alternate Energy Corp.

Logo and Address                                              Back Cover

Valley Resources, Inc. & Subsidiaries
1595 Mendon Road
P. O. Box 7900
Cumberland, Rhode Island 02864-0700
(401) 334-1188
http://www.valleyresources.com